Sapiens to Announce Fourth Quarter and Year End 2013 Financial Results on Wednesday, February 26, 2014

Holon, Israel – February 17, 2014 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector, announced today that it will report its financial results for the fourth quarter and year ended December 31, 2013 on Wednesday, February 26, 2014.

Management will host a conference call and a webcast on Feb 26th, at 10:00 a.m. Eastern Time (5:00 p.m. Israel Time) to review and discuss the Company's results.

Please call the following numbers (at least 10 minutes before the scheduled time) in order to participate:

North America toll-free: + 1.888.668.9141

International: +972.3. 918.0609

UK: 0.800.917.5108

The live webcast of the call will also be accessible on Sapiens Website at:

http://www.sapiens.com/webcasts-presentations.htm

If you are unavailable to join live, a replay of the call will be accessible until March 3rd, 2014, as follows:

North America: +1.888.782.4291

International: +972.3.925.5925

A recorded version of the webcast will also be available via the Company website, for three months at the same location.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector. We offer core, end-to-end solutions for the general insurance, property & casualty, life, pension and annuities markets, and business decision management software, globally. We have a track record of over 30 years in delivering superior software solutions to more than 100 financial services organizations. Our team of more than 900 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com

Some of the statements in this press release may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities and Exchange Act of 1934 and the United States Private Securities Litigation Reform Act of 1995. Words such as "will," "expects," "believes" and similar expressions are used to identify these forward-looking statements (although not all forward-looking statements include such words). These forward-looking statements, which may include, without limitation, projections regarding our future performance and financial condition, are made on the basis of management’s current views and assumptions with respect to future events. Any forward-looking statement is not a guarantee of future performance and actual results could differ materially from those contained in the forward-looking statement. These statements speak only as of the date they were made, and we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We operate in a changing environment. New risks emerge from time to time and it is not possible for us to predict all risks that may affect us. For more information regarding these risks and uncertainties as well as certain additional risks that we face, you should refer to the Risk Factors detailed in Item 3 of Part III of our Annual Report on Form 20-F for the year ended December 31, 2012 and subsequent reports and registration statements filed from time to time with the Securities and Exchange Commission.

Contact:
Yaffa Cohen-Ifrah	James Carbonara
VP Corporate Marketing & Communications	Regional Vice President
Sapiens International	Hayden IR
Office: +972-3-790 2026	Office: +1-646-755-7412
e-Mail: yaffa.cohen-ifrah@sapiens.com	e-Mail: James@haydenir.com